FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

M E D I A
R E L E A S E
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2460
Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fa +27 11 484-0639
North America
Cheryl A Martin
Tel +1 303 796-8683
Fa +1 303 796-8293
GOLD FIELDS CEO: GOLD FIELDS
SHAREHOLDERS WILL DECIDE: THE REAL ISSUE
IS VALUE
Johannesburg, 12 November 2004. The Board of Directors of Gold Fields (the "Board") today commented on the results of Harmony Gold Mining Company Ltd. ("Harmony") General Meeting where its shareholders voted in favour of increasing Harmony's authorised share capital.
The Board said that the outcome of the vote was not a surprise as Harmony's financial position had left its shareholders with little choice other than to support the company's hostile and coercive takeover bid to acquire the more valuable Gold Fields' assets.
Ian Cockerill, Chief Executive of Gold Fields, commented,
"Today's vote has strengthened our resolve to fight this value destructive move from Harmony. There is nothing in it for our shareholders."
Cockerill continued, "Harmony is trying to solve its financial problems at the expense of our shareholders. They desperately need our cash to service their debt. Whichever way you look at the Harmony offer, Gold Fields shareholders stand to lose."
In reaffirming the Gold Fields value proposition, the Board cited the following:
•
Gold Fields has delivered a 200% return to its shareholders over the last five years; Harmony's equivalent return is only 112% (based on relative share performance inclusive of dividends reinvested);
•
Gold Fields has achieved headline earnings for the last 5 quarters; Harmony has reported headline losses for the last five quarters; and
•
Gold Fields has generated positive cash flow from operating activities (excluding dividends paid) of R 1.7 billion (F2004) and R 0.2 billion (Q1 F2005) and has over
Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill+
(Chief Executive Officer),K Ansah
#
, G J Gerwel, N J Holland+
(Chief
Financial Officer), J M McMahon+
, G R Parker^
, R L Pennant-Rea+
, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian,
+British,
^American,
#
Ghanaian.
Corporate Secretary: C Farrel

R3.4 billion [in cash or cash equivalents]; Harmony is burning cash, has debts of over R 3.3 billion with more than R 500 million of deferred payments due in January 2005.
The Board urges Gold Fields shareholders to protect their investment and not tender their shares into Harmony's Early Bird Offer.
ends
In the United States, Gold Fields Limited ("Gold Fields") has filed a
Solicitation/Recommendation Statement with the US Securities and Exchange
Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields
Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining
Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.
The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia,
Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document
(including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of
Ireland or any such other jurisdiction.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 12 November 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs